

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2024

Douglas Davis
Chief Executive Officer
VisionWave Holdings, Inc.
300 Delaware Ave., Suite 210 # 301
Wilmington, DE 19801

> **Re: VisionWave Holdings, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-4**
> **Submitted December 4, 2024**
> **CIK No. 0002038439**

Dear Douglas Davis:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-4

Preliminary Proxy Statement of VisionWave Holdings, Inc., page 4

1. We note your revised disclosure and response to prior comment 41. Please address the following regarding your disclosure on page 5 and revise as necessary:
    - The total number of shares disclosed here under each scenario does not to agree to the total number of shares disclosed elsewhere throughout the filing (i.e., 12,498,748 shares under the no redemption scenario or 12,174,000 shares under the maximum redemption scenario).

- You disclose Target affiliates will hold 8,070,427 shares and Target non-affiliates will hold 2,020,573 shares, which does not agree to the 11.0 million shares that will be held by the Target.
- Explain how you determined the 484,000 shares to be held by the Sponsor or otherwise revise.

2. We note your revised disclosures in response to prior comment 4 where you define Former Sponsor. We further note your reference to the issuance of 225,000 private placement units to your Sponsors on page 6. To the extent your reference to "Sponsor" here and elsewhere throughout the filing is referring to your Former Sponsors, please revise to ensure that your references identify the appropriate party.

3. We note your revised disclosure in response to prior comment 1. You state on page 6 that the total amount payable for transaction expenses and any outstanding loans or other obligations to the Sponsor is approximately $1.4 million. However, on page 44 you state that it is $14 million. Furthermore, on page 60, you state that the overall at risk amount is $6.3 million, including $840,000 in unreimbursed out-of-pocket expenses. Please correct the discrepancy.

Certain Defined Terms, page 14

4. We note your revised disclosures and response to prior comment 5. Please revise here to define VisionWave Technologies, Inc., as "Target" like how you have defined Bannix Acquisition Corporation as "Bannix" or "the Company" and VisionWave Holdings, Inc. as "VisionWave."

5. We note your disclosure on page 6 regarding "Sponsor Related Parties," which you define as "Sponsor, its affiliates, representatives and the SPAC officers and directors." We also note you refer to Sponsor Related Parties in your Liquidity disclosures on page 154. Please revise to define this term here.

Questions and Answers About the Business Combination and the Special Meeting
What equity stake will current the Company Stockholders and Target Shareholders hold in VisionWave immediately after..., page 23

6. Please revise to move the first paragraph here, which addresses the ownership tables now disclosed on pages 25 and 26, so that it immediately precedes the tabular disclosures to which it relates. Additionally, we note your last paragraph on page 27 refers to "the following table" that shows potential impact of redemptions on per share values; however, there is no table following that paragraph. Please revise.

7. We note the pro forma net tangible book value, as adjusted amount in the table on page 23 and in footnote (1) on page 24 includes adjustments for the net tangible book value of Target as of September 30, 2024. Similarly, the total shares in the table and in footnote (2) include adjustments for the Target Shareholders. Please revise to remove the effects of the Business Combination from these calculations.

8. We note the introductory language at the top of page 24 to the tabular disclosure of Bannix's historical net tangible book value as of September 30, 2024, indicates the amounts in the table reflect the business combination with Target. Please revise to exclude such reference and provide revised dilution information that reflect the

dilution to SPAC shareholders, which should be calculated as the difference between the SPAC's IPO price per share and the SPAC's net tangible book value per share, as adjusted, <u>excluding</u> the impact of the Business Combination transaction.

9. Your calculation of net tangible book value per share as of September 30, 2024 at the top of page 24 appears to include shares related to the Public and Private Rights. Please explain the inclusion of such shares or revise as necessary.

10. Please revise to include a subtotal for "Bannix shares outstanding" in the Denominator adjustments (2) tabular disclosure on page 24 that agrees to the total Bannix shares outstanding shown in the Bannix historical net tangible book value table at the top of that page, as revised.

11. We note the inclusion of shares underlying Bannix Public and Private Warrants in your adjusted net tangible book value calculations. Please tell us how you determined that the exercise of warrants is probable such that they should be included in your calculation of as adjusted net tangible book value. Alternatively, revise to remove this adjustment and instead include a footnote that separately addresses any potential sources of dilution that are not considered probable at or prior to the Business Combination.

12. We note your revised ownership table and disclosure on page 25 and response to prior comment 7. Please revise to address the following. Revisions should be made elsewhere in the filing, as necessary.
    •   Define your reference to Representative shares and include a definition in your glossary of terms on page 14.
    •   Define your reference to Target non-affiliated public shareholders and clarify the holders of such shares.
    •   Revise footnote (1) to separately disclose the number of shares and rights held by each entity included here, (e.g. the Sponsor, the Anchor Investors and Others), as applicable. Additionally, clarify whether this line item includes any shares held by former Bannix officers and/or directors and, if so, explain why such shares are not included in the line item for Former Bannix Officers and Directors.
    •   Revise to ensure that your references in the charts and disclosures throughout the filing are the same and are clearly defined within your glossary of terms beginning on page 14. For example, you refer to Target Shareholders, Bannix public stockholders and Bannix officers and directors in some places while elsewhere you refer to Former Target Shareholders, Public Stockholders and Former Bannix Officers and Directors.

13. Please revise the fully diluted ownership chart on 26 to address the following:
    •   Include the shares held by "Target non-affiliated shareholders" as a separate line item.
    •   Include a footnote to "Sponsor and Other Insiders" indicating that this line item includes Representative Shares, Former Bannix Officers and Directors and Sponsor and Other Insiders, which are presented separately elsewhere in the filing.

- Remove the reference to 475,000 Founder Shares held by the Sponsor in footnote (1) as such shares are not reflected within Bannix public shareholder shares.

14. We note the disclosure on pages 26 and 27 regarding "Implied value per Holdings Common Stock - Post Closing." Please revise to explain how you calculated each of the amounts shown in both tables, and include narrative disclosure describing any/all adjustments, inputs, assumptions, etc. In this regard, the guidance in Item 1604(c)(1) requires you to disclose, for each redemption level shown here, a statement of the company's valuation at or above which the potential dilution results in the amount of non-redeeming shareholders' interest per share being at least the IPO price per share of common stock.

What happens if a substantial number of the Public Stockholders exercise their redemption right?, page 30

15. Your disclosure here reflects 19,697 Public Shares as remaining after Redemptions, which does not agree to your definition of the maximum redemption scenario under which all remaining public shares are redeemed. Please explain or revise.

Summary of the Proxy Statement/Prospectus, page 41

16. We note your response to prior comment 8 and reissue the comment. Please revise to disclose in a tabular format the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and its promoters in connection with the de-SPAC transaction; the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and its promoters; and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction. Further, outside of the table, disclose the extent to which such compensation and securities issuances has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the SPAC. Refer to Item 1604(b)(4) of Regulation S-K.

Accounting Treatment, page 51

17. Based on your response and revised disclosures to prior comment 9, it appears Target will appoint four of the seven directors of VisionWave and that three of the four planned officers of VisionWave are currently officers of Target. Accordingly, please tell us why you removed the statements that Target will appoint a majority of the board of directors and Target's management will comprise the majority of VisionWave's management in your consideration of the accounting treatment for the Business Combination. Additionally, we note your disclosure here and on pages 100, 127 and 133 do not include the same information. Please revise wherever you discuss accounting treatment for the merger to ensure your disclosures are consistent.

The Business Combination Proposal
Background of the Business Combination, page 92

18. We note your revised disclosures in response to prior comments 10 and 11. Please revise to provide a more complete discussion regarding:
- when Bannix or its affiliates first introduced Tokenize to Target or its

affiliates and discussed incorporating the GBT Tokenize technology and patents with Target;

- the operations, products, and technology of the Target, other than the patent portfolio acquired from GPT Tokenize, between Targets' formation and the date of this prospectus;
- how the acquisition of the entire right, title and interest of certain patents and patent applications from Tokenize impacted Target's operations and how such technology was incorporated into Target's existing products, if any, and the extent Target's current operations rely mainly on the technology acquired from Tokenize; and
- how you determined that Bannix was not involved in the formation of the Target, given the prior discussions and relationship with the Targets' founder and CEO.

Finally, please file the valuation report identified on page F-67 as an exhibit.

19. We note your response to prior comment 10 and that you believe "each of the transactions surrounding the patents held by GBT Tokenize were held at arms-length." Please provide us with a more detailed discussion supporting this belief. As part of your response, please consider the prior transaction and negotiations between GBT Tokenize, Bannix, and EVIE for the patent portfolio, the pre-existing relationships between all the parties and the Target, the fact that Target had not yet commenced operations when discussions first began, and any potential conflicts of interests.

The Company Board's Reasons for the Approval of the Business Combination, page 96

20. We note your disclosure here that "[t]he Board was encouraged by Target's history of delivering similar systems to military and security forces worldwide, validating its credibility and operational track record in the defense sector." Please expand your disclosure here and elaborate more on Target's history of delivering systems and its operational track record. In this regard, it appears Target has earned no revenues and has limited operations to date. In addition, please provide a more detailed discussion regarding the "significant due diligence" conducted by the Board and Bannix's management on Target.

Unaudited Pro Forma Condensed Combined Financial Information, page 125

21. We note from your response to prior comment 5 that you removed references to "VW" in your narrative disclosure here and instead refer to "Target" and "VisionWave" in reference to VisionWave Technologies, Inc. and VisionWave Holdings, Inc, respectively. However, we further note that the historical financial information column headings and the equity section in your pro forma financial statements on pages 128 to 130 continue to refer to "VW Holdings" and "VW." Please revise accordingly.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 128

22.   Revise this header to refer to the balance sheet as of September 30, 2024.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 2a - Reconciliation of Bannix Statement of Operations, page 133

23.   Please revise to label the first column as "for the three months ended June 30, 2024" as this information agrees to Bannix's June 30, 2024, Form 10-Q. Also, it appears the numbers in the last three line items are in the incorrect columns. In this regard, the loss before income taxes, provision for income taxes and net loss in the "Total" column should be in the middle column. The amounts included in the middle column for these line items should be in the left column, and the amounts in the left column should be in the right column. Please revise accordingly.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page 133

24.   We note your revised disclosure and response to prior comment 16 regarding pro forma adjustment O. Please revise to clarify the terms of the promissory note that allow you to defer repayment under the maximum redemption scenario, and address when and how you intend to repay this note. In this regard, we note from disclosure elsewhere in the filing (e.g., page 36) that, should a business combination occur prior to the deadline date, the note must be repaid to EVIE.

25.   We note your response to prior comment 17 regarding pro forma adjustment D. Please revise to reflect the issuance of the shares as VisionWave common stock rather than Bannix common stock. Similarly, pro forma adjustment H related to the conversion of rights should also be reflected as VisionWave common stock rather than Bannix common stock. Please revise.

26.   We note your revised disclosure and response to prior comment 19 regarding pro forma adjustment G. Please address the following:
   •   Per disclosure on pages 6, 139 and F-6, you state the $200,000 due under the Securities Purchase Agreement will be forfeited upon a business combination. Revise or advise why you are repaying this amount under the no redemptions scenario.
   •   Explain why the forgiveness of these amounts is reflected within additional paid-in capital rather than accumulated deficit in the maximum redemption scenario or otherwise revise.
   •   You disclose on page 134 that you made an additional draw on "the promissory note" of $447,500 to pay Bannix transaction costs. Revise to address the date of this loan, identify which promissory note you utilized for the draw, and describe the terms of the loan including the terms related to repayment and/or forgiveness. Also, revise to include this information in your subsequent events footnote on page F-57 or otherwise advise why disclosure is not included in your financial statement footnotes.
   •   Provide us with information related to each of the individual amounts included in your due to related party balance that will be repaid upon a business combination

or forgiven upon a business combination under each scenario, as applicable, which reconciles to each of the individual amounts shown in your footnote disclosure on page F-24. For any amounts due that will be forgiven, ensure there is disclosure in your filing, including in the financial statement footnotes, that clarifies these terms.

27. We note your revise disclosure and response to prior comment 20 regarding pro forma adjustment I. Please relabel the $200,000 adjustment to "Due to related party" as pro forma adjustment I rather than pro forma adjustment L as currently shown.

Other Information Related to the Company
Directors and Executive Officers, page 139

28. Please revise the business background information to detail the business experience for each of your executive officers and directors during the last five years, including specific dates and positions held and the names of the organizations/corporations in which such occupations and employment were carried out. Refer to Item 401(e)(1) of Regulation S-K.

Conflicts of Interest, page 144

29. We note your disclosure here that Yossi Attia is the CEO of Target. However, elsewhere throughout the filing you disclose that Mr. Attia is the COO of Target and Noam Kenig is the CEO of Target. Please revise to clarify.

Business of Target, page 156

30. We note your response to prior comment 9 that "Target's robust business plan includes a significant contract with Leonardo DRS, which is expected to generate substantial revenue beginning in 2024. Additionally, Target has received a first order of a potential up to $100 million revenue rollout from Edge Group, reported to be among the top 3 manufacturers and suppliers of precision guided munitions. Based on their current operations and agreements, Target is well-positioned to start recognizing revenue as early as December 2024, with a strong pipeline of revenue generation throughout 2025." Please revise your disclosure here to identify your strategic partners and customers, and to provide a discussion regarding the status of negotiations with Leonardo DRS and Edge Group including whether you have finalized any terms. In addition, to the extent true, revise here, and elsewhere as appropriate, to clearly disclose that Target has generated limited or no revenue to date.

Intellectual Property, page 161

31. Please revise to include the patent numbers and the material terms of the licenses for the intellectual property you have a right to use, and to clarify whether the patents have been approved or are still in the application process.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Target
Liquidity and Capital Resources, page 164

32.   You state in your response to prior comment 31 that "there are no related party interests between Tokenize and Target," as of the date of the June 4, 2024, Avant transaction. As previously requested, tell us whether there were any related party interests among GBT Tokenize, GBT Technologies, Avant Technologies, Bannix, VisionWave, Target and/or any management or officers of any of these entities and revise your disclosures as necessary. In this regard, it appears Danny Rittman held officer positions at each of GBT Technologies, Inc., which owns 50% of Tokenize, Avant Technologies and Target. Additionally, tell us how you considered this to be an arms-length transaction given the apparent related party interest of Mr. Rittman with all three entities involved. Finally, provide us with detailed accounting analysis that supports your conclusion to recognize the shares at par value and record them as a Level 3 fair value asset on Target's balance sheet, and reference all accounting guidance used in your analysis.

Certain Relationships and Related Party Transactions
Due to Related Parties, page 179

33.   Please revise to disclose this information as of the current interim period ended September 30, 2024.

Index to Financial Statements, page F-1

34.   We note your revised disclosure and response to prior comment 15 where you state there is no closing condition providing for minimum available cash. However, you still reference a minimum available cash condition in your footnote disclosures, including on pages F-12, F-68 and F-96. Please explain or revise accordingly.

Bannix Acquisition Corp. Notes to Unaudited Condensed Consolidated Financial Statements
Note 1. Organization and Business Operations
Initial Business Combination, page F-9

35.   Please explain your statement that Bannix has until September 14, 2025 (unless extended) to complete a Business Combination, cease its operations and redeem 100% of the common stock included as part of the units sold in the initial public offering, or revise as necessary.

VisionWave Technologies, Inc.
Notes to Unaudited Condensed Financial Statements
Note 1. Organization, page F-67

36.   We note your revised disclosures on page 158 that Target has developed eight product lines that have reached prototype, and several of the products are at "technology readiness levels" indicating they are "ready for deployment and at production readiness levels." Please tell us how you accounted for costs related to the development of these products and how they are reflected in your current financial statements. Also, revise as necessary to include your accounting policy disclosures related to such costs.

Note 5. Commitments and Contingencies
Executive Retention Agreements, page F-75

37.   You state here on April 30, 2024, you entered into a consulting agreement with Danny
        Rittman as "an individual consultant." However, your disclosure on page 145
        indicates that Mr. Rittman is the Chief Technology Officer (CTO) of Target. Please
        revise to disclose this fact here or otherwise advise.

VisionWave Technologies, Inc.
Notes to Consolidated Financial Statements
Note 1. Organization, page F-85

38.   We note your response to prior comment 39, and your revised disclosure here and on
        pages F-67 and F-96. Your response indicates the fiscal year end for both Target and
        VisionWave is December 31. However, the disclosures noted state the fiscal year end
        for Target is March 31 and the fiscal year end for VisionWave is September 30.
        Please clarify and revise as necessary.

General

39.   Please provide a detailed legal analysis regarding whether the Target (or the combined
        company following the business combination) or any of its subsidiaries meet the
        definition of an "investment company" under Section 3(a)(1)(C) of the Investment
        Company Act of 1940. In your response, include all relevant calculations under
        Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and
        denominator(s). Please also describe and discuss any other substantive determinations
        and/or characterizations of assets that are material to your calculations.

40.   We note your response to prior comment 41. We also note you continue to refer to the
        Sponsor and various affiliated parties inconsistently throughout your disclosures. For
        example,
        •   You refer to "Sponsor and Other Insiders" in your ownership disclosures on pages
            25, 26, 43, 55 127, 132 and 135.
        •   You refer to "Sponsor and its Affiliates" in disclosure on pages 26, 27 and 65.
        •   You refer to "Sponsor Related Parties" on pages 6 and 154.
        •   You refer to "Bannix's sponsor and other insiders" on page 24.
        As previously requested, revise to use consistent terminology throughout and ensure
        the terms are defined in your glossary beginning on page 14.

Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen M. Fleming